UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                 FORM N-54A

           NOTIFICATION OF ELECTION TO BE SUBJECT TO SECTIONS 55
           THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED
                    PURSUANT TO SECTION 54(A) OF THE ACT


The undersigned business development company hereby notifies the Securities and Exchange Commission that it elects, pursuant to the provisions of section 54(a) of the Investment Company Act of 1940 (the "Act"), to be subject to the provisions of sections 55 through 65 of the Act and, in connection with such notification of election, submits the following information:

Name:  Blackridge Investment Corp.

Address of Principal Business Office (No. & Street, City, State, Zip Code):
         345 Park Avenue
         New York, NY 10154

Telephone Number (including area code): (212) 583-5000

Name and address of agent for service of process:
         The Corporation Trust Incorporated
         300 East Lombard Street
         Baltimore, MD 21202

Copy to: Debevoise & Plimpton LLP
         555 13th Street, N.W.
         Washington, D.C. 20004
         Attention:  Kenneth J. Berman


Check one of the following:


[x] The company has filed a registration statement for a class equity securities pursuant to section 12 of the Securities Exchange Act of 1934. Give the file number of the registration statement or, if the file number is unknown or has not yet been assigned, give the date on which the registration statement was filed:
     April 14, 2004


[ ] The company is relying on rule 12g-2 under the Securities Exchange Act of 1934 in lieu of filing a registration statement for a class of equity securities under that Act.


The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of the company:  Not Applicable
The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of any subsidiary of the company:  Not
Applicable


The undersigned company certifies that it is a closed-end company organized under the laws of Maryland and with its principal place of business in New York; that it will be operated for the purpose of making investments in securities described in section 55(a)(1) through (3) of the Investment Company Act of 1940; and that it will make available significant managerial assistance with respect to issuers of such securities to the extent required by the Act.




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                                 SIGNATURES


   Pursuant to the requirements of the Investment Company Act of 1940, as amended, the undersigned has caused this Notification of Election to be subject to Sections 55 through 65 of the Investment Company Act of 1940 to be duly signed on its behalf in the city of New York and state of New York on the 14th day of April, 2004.



                                    BLACKRIDGE INVESTMENT CORP.


                                    By:    /s/ Howard Gellis
                                           ------------------------------

                                    Name:  Howard Gellis
                                    Title: President


Attest: /s/ Salvatore Gentile
        --------------------------
            Salvatore Gentile
                 (Name)

               Secretary
----------------------------------
                (Title)